                         SUBURBAN BANCORPORATION, INC.
                             10869 MONTGOMERY ROAD
                             CINCINNATI, OHIO 41071


June 2, 1997


Dear Stockholder:


     On behalf of the Board of Directors, we cordially invite you to attend a Special Meeting of Stockholders (the "Special Meeting") of Suburban Bancorporation, Inc. ("Suburban Bancorp"), which will be held at 3:00 p.m., Eastern Time, on July 1, 1997, at the Best Western Blue Ash Hotel at the intersection of Pfeiffer Road and Interstate 71 in Cincinnati, Ohio.


     At the Special Meeting, stockholders will be asked to approve an Affiliation Agreement dated as of March 13, 1997 between Fifth Third Bancorp ("Fifth Third") and Suburban Bancorp (the "Affiliation Agreement") and the transactions contemplated thereby. Pursuant to the Affiliation Agreement, Suburban Bancorp will merge into Fifth Third (the "Merger"). Consummation of the Merger is subject to various conditions, including the receipt of stockholder approval and all required regulatory approvals.


     At the time the Merger becomes effective (the "Effective Time"), each share of common stock, $0.01 par value per share, of Suburban Bancorp (the "Suburban Bancorp Common Stock") will be converted by virtue of the Merger into .24357 (the "Exchange Ratio") of a share of common stock, without par value, of Fifth Third ("Fifth Third Common Stock"). Based on the closing price per share of Fifth Third Common Stock on the Nasdaq National Market on May 28, 1997, the value of .24357 of a share of Fifth Third Common Stock was $18.69. The actual value of the Fifth Third Common Stock to be received by Suburban Bancorp stockholders will depend on the market price of Fifth Third Common Stock when the Merger is consummated. The market price of Fifth Third Common Stock is subject to change at all times based on the future financial condition and operating results of Fifth Third, future market conditions and other factors, and the market price of Fifth Third Common Stock at the effective time of the Merger may be substantially higher or lower than recent prices. The Exchange Ratio will be adjusted so as to give Suburban Bancorp stockholders the economic benefit of any stock dividends, reclassifications, recapitalizations, split-ups, exchanges of shares, distributions or combinations or subdivisions of Fifth Third Common Stock effected before the Effective Time. Only whole shares of Fifth Third Common Stock will be issued. Any stockholder otherwise entitled to receive a fractional share will receive cash in lieu of such fractional share equal in amount to the product of such fraction and the per share closing price of Fifth Third Common Stock on the date the Merger becomes effective.


     In the event of a substantial decline in the trading price of Fifth Third Common Stock relative to a group of peer institutions under certain circumstances as provided in the Affiliation Agreement, the Suburban Bancorp Board of Directors may elect to terminate the Affiliation Agreement and the Merger. If such an election were made, Fifth Third would have the option to either (a) increase the Exchange Ratio or, (b) in lieu of adjusting the Exchange Ratio, pay cash for each outstanding share of Suburban Bancorp Common Stock (in addition to .24357 shares of Fifth Third Common Stock). If Fifth Third elects either such alternative, the Affiliation Agreement will not terminate notwithstanding the election of the Suburban Bancorp Board of Directors. For additional information regarding the terms and conditions applicable to termination of the Affiliation Agreement and the Merger and possible resulting adjustments to the consideration to be paid to the Suburban Bancorp stockholders, see "PROPOSAL -- MERGER OF SUBURBAN BANCORP INTO FIFTH
THIRD -- Amendment; Waiver; Termination" in the accompanying Proxy Statement/Prospectus.


     The consideration to be received by Suburban Bancorp stockholders in the Merger was negotiated under the direction of your Board of Directors in light of various factors, including Suburban Federal Bank's recent operating results, current financial condition and future prospects. Sandler O'Neill & Partners, L.P., a financial advisor to Suburban Bancorp, has advised your Board of Directors that in its opinion the Exchange Ratio is fair from a financial point of view to the Suburban Bancorp stockholders.

     The proposed Merger is discussed in detail in the accompanying Proxy Statement/Prospectus, as well as in the Affiliation Agreement which is appended thereto as Annex A.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AND RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL. APPROVAL OF THE PROPOSAL WILL ALSO AUTHORIZE THE BOARD OF DIRECTORS TO EXERCISE ITS DISCRETION WHETHER TO PROCEED WITH THE MERGER IN THE EVENT THAT SUBURBAN BANCORP HAS THE RIGHT TO EXERCISE ITS TERMINATION RIGHT AS DESCRIBED ABOVE. SUBURBAN BANCORP EXPECTS THAT THE SUBURBAN BANCORP BOARD OF DIRECTORS WOULD EXERCISE SUCH DISCRETION AND DECIDE WHETHER TO TERMINATE THE AFFILIATION AGREEMENT WITHOUT A RESOLICITATION OF STOCKHOLDERS.

     THE AFFILIATION AGREEMENT MUST BE APPROVED BY THE AFFIRMATIVE VOTE OF AT LEAST A MAJORITY OF THE ISSUED AND OUTSTANDING SHARES OF SUBURBAN BANCORP COMMON STOCK ENTITLED TO VOTE. AN ABSTENTION OR FAILURE TO VOTE HAS THE SAME EFFECT AS A VOTE AGAINST THE PROPOSALS. IT IS, THEREFORE, IMPORTANT THAT YOU VOTE.

     Your vote is very important, regardless of the number of shares you own. Please sign and return the proxy card in the postage-paid return envelope provided for your convenience. This will not prevent you from voting in person, but will assure that your vote is counted if you are unable to attend the Special Meeting.

Please vote and return your proxy today.

                                          Sincerely,

                                          Joseph F. Hutchison
                                          President and Chief Executive Officer

     IMPORTANT: If your Suburban Bancorp shares are held in the name of a brokerage firm or nominee, only they can execute a proxy on your behalf. To assure that your shares are voted, we urge you to telephone today the individual responsible for your account at your brokerage firm and obtain instructions on how to direct him or her to execute a proxy.

     If you have any questions or need any help in voting your shares, please telephone John A. Buchheid, Secretary, at Suburban Bancorp, (513) 489-4888.

                                        2